September 13, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Maryse Mills-Apenteng, Special Counsel
Mr. Edwin Kim, Staff Attorney

Re:	Acceleration Request
Benefitfocus, Inc.
Registration Statement on Form S-1/A
(File No. 333-190610)

Requested Date:	September 17, 2013
Requested Time:	4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Benefitfocus, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1/A (File No. 333-190610) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, so that the Registration Statement may be declared effective at 4:30 p.m., Eastern Time, on September 17, 2013, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that we have distributed approximately 4,456 copies of the Preliminary Prospectus dated September 4, 2013, to underwriters, dealers, institutions and others.

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The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
As representatives of the several underwriters

GOLDMAN, SACHS & CO.

By:	/s/ James C. Sinclair
Name: James C. Sinclair
Title: Vice President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ John Reed
Name: John Reed
Title: Director

By:	/s/ Jason Eisenhauer
Name: Jason Eisenhauer
Title: Director